EXHIBIT 12.1


                               INTEL CORPORATION


                    STATEMENT SETTING FORTH THE COMPUTATION
          OF RATIOS OF EARNINGS TO FIXED CHARGES FOR INTEL CORPORATION

                            (In millions, except ratios)

                                                        Years Ended
                           ----------------------------------------------------
                           Dec. 28,   Dec. 26,   Dec. 25,   Dec. 31,   Dec. 30,
                             1991       1992       1993       1994       1995
                           --------   --------   --------   --------   --------
Income before taxes          $1,195     $1,569     $3,530     $3,603     $5,638

Add - Fixed charges net of
  capitalized interest           98         68         58         66         38
                             ------     ------     ------     ------     ------

Income before taxes and
  fixed charges (net of
  capitalized interest)      $1,293     $1,637     $3,588     $3,669     $5,676
                             ======     ======     ======     ======     ======

Fixed charges:

Interest*                    $   82     $   54     $   50     $   57     $   29

Capitalized interest              6         11          8         27         46

Estimated interest component
  of rental expense              16         14          8          9          9
                             ------     ------     ------     ------     ------

Total                        $  104     $   79     $   66     $   93     $   84
                             ======     ======     ======     ======     ======


Ratio of earnings before taxes
  and fixed charges, to fixed
  charges                     12.4x      20.7x      54.4x      39.5x      67.6x

* Interest expense includes the amortization of underwriting fees for the relevant periods outstanding.